Form 51-102F1

 Management Discussion and Analysis

For

Freegold Ventures Limited

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Freegold Ventures Limited (the “Company” or “Freegold”) for the year ended December 31, 2008 and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2008 and related notes contained in the report.  The date of this management’s discussion and analysis is March 30, 2009.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Freegold

Freegold is an exploration stage company engaged in the acquisition, exploration and evaluation of mineral properties of merit with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking information within the meaning of Canadian securities laws including, without limitation, statements and information regarding the Company's exploration operations and financing needs. Such forward-looking information reflects the current expectations or beliefs of the Company. Forward-looking information is subject to a number of risks, assumptions and uncertainties that may cause the actual results of the Company to differ materially from those discussed herein, including the possibility that future exploration results will not be consistent with the Company's expectations, the uncertainties involved in interpreting exploration results, other inherent risks in the mineral exploration and development industry and the possibility that the Company may not be able to obtain the necessary financing to carry out its business plan. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other form of forward-looking information will not be achieved by the Company. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, the Company can give no assurance that such expectations will prove to be correct. Forward-looking statements and information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. The forward-looking statements and information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, the Company has made assumptions regarding, among other things, the ability to conduct exploration activities in a timely manner and in accordance with the Company's drilling program, the availability and costs of financing, the degree of risk that credit approvals may be delayed or withheld, and other risks and uncertainties described elsewhere in this document or in the Company's other filings with Canadian securities authorities. Such forward-looking information speaks only as of the date on which it is made and, unless required by applicable securities laws, the Company undertakes no obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.

Review of Exploration Projects

Golden Summit Project, Alaska

Since 1995, Freegold has accelerated its program of systematically exploring the Golden Summit Project – located 20 miles north of Fairbanks, Alaska, less than 5 miles from one of Alaska’s largest gold mines (Kinross’ 350,000 oz/year Fort Knox Mine), and 3 miles from Kinross’ 2 million oz True North Mine.  Freegold’s 7-mile wide Golden Summit property is located at the center of the historic Fairbanks mining district, with approximately 7.25 million ounces of gold having been recovered from underground mines on the property and from the placer operations in the streams that drain the project area.  This property contains over 80 known gold occurrences, and has hosted the district’s largest and highest-grade historic underground gold producers, with over 500,000 ounces of gold being produced from 1902 to 1942 at average grades in excess of 1 oz/ton.

As a result of progressive programs of trenching, shallow drilling and bulk sampling in 2006 and 2007 in the historic Cleary Hill mine area (which is situated on the western one fifth of the total property), Freegold identified a series of multiple 100 to 300 foot wide shear zones and stacked vein swarms.  In addition to identifying bulk tonnage gold mineralization, Freegold’s work has also intersected numerous higher grade veins and shear zones (example: 54 g/t gold over 2m, 29 g/t over 3 m, and 9 g/t over 12 m) that are traceable with good continuity through this area.

Freegold’s exploration programs in 2008 included an additional 21,000 foot RAB drilling program (Phase 2), which successfully extended the strike of these bulk tonnage zones thousands of feet to the west through further fences of shallow, closely spaced drill holes (now exceeding 1,200 holes).  Phase 1 step out drilling in this western Tolovana area was conducted last year, and short drill fences 6 to 8 and 15 to 17 were able to trace an individual shear zone (Scheuyemere) across the Tolovana area which trended directly towards the central part of the 1,200 foot wide area of gold mineralization last delineated to the east in Fence 5 in 2007. This year’s RAB drilling conducted in this western area was designed to test the areas to the north and south of this individual shear zone.  As was reported in April 2008, drilling from the first fences (Fences 6 North and 17) successfully identified new bulk tonnage zones extending to the north of the Scheuyemere shear zone. All of the assays from the 46, 75-foot deep holes in Fence 6 North for example, which covered an 850 foot extension to the north averaged 0.52 g/t.  Assays from the latest fences in this program (Fences 20, 6 South, 19 Extension and 18 South) were announced in September 2008.  These fences also confirmed the extension of these shear zones to the south in the Tolovana area and in the area between Tolovana and Cleary Hill.  A map showing the locations of all of the drill fences in the Cleary Hill area at Golden Summit can be found at http://www.freegoldventures.com/i/maps/map091808ITFa.pdf.  With the 2007 and 2008 shallow RAB drilling, these parallel mineralized zones now have over 1 mile of strike length, and the mineralization continues to remain open along strike in both directions and at depth.

Freegold’s exploration program in 2008 also included the first systematic core drilling to trace the gold mineralization within these shear zones to depth.  In October 2008, Freegold announced assay results from the first area tested with a small grid of deeper core holes in the Fence 1 area of the Cleary Hill Vein Swarm.  Deeper core drilling in this area indicates that these shear zones can be extended to depth along the strike of the gold mineralization.  Significant intercepts of down dip gold mineralization included 303 feet @ 0.027 oz/ton (92.4 m @ 0.93 g/t), 101 feet @ 0.046 oz/ton (30.8 m @ 1.58 g/t) and 55 feet @ 0.18 oz/ton (16.8 m @ 6.29 g/t).   Initial RAB drilling in this same area in early 2007 consisted of 3 lines of 51 foot deep holes 20 feet apart.  Each line of holes was 15 feet apart (collectively called Fence 1) in order to better determine the variability of the grade along strike. The three lines each encountered a mineralized zone approximately 300 feet wide, with average assays in the zone ranging between 0.74 g/t to 1.02 g/t. Diamond drilling in this area this year was aimed at testing the continuity of this zone at depth. A total of 13 core holes were drilled on a grid of three lines, with each hole and each line spaced 100 feet apart. Twelve holes were drilled to the north at an angle of 60 degrees, as the shears and veins in this area principally dip 50 to 60 degrees to the south. As smaller cross cutting structures were seen in this area during earlier bulk sampling, one reverse hole was drilled to the south at an angle of 45 degrees.  Diamond drilling in the Fence 1 area has only tested 200 feet of strike length.

Bulk sampling has also been ongoing on the project since mid 2006.  Initial results from the sampling in 2007 were positive, with the first samples tested during the initial processing in late September and October of 2007 had a weighted average grade of 2.7 g/tonne (0.08 oz/ton), with individual stockpiles from a variety of areas tested ranging from 0.6 g/tonne (0.02 oz/ton) to 7.0 g/tonne (0.21 oz/ton).

For the 2008 bulk sample program, 19,600 feet of RAB drilling (in addition to the 21,000 feet of RAB drilling described above) was completed in 1,060 holes on a 10 foot by 10 foot grid pattern to an average depth of 18 feet.  The 8,302 samples were taken on 2.5 foot intervals to improve the data for grade control purposes while bulk sampling.  The drilling covered 3.02 acres in three separate grids and was done to assist with grade control during bulk sampling and to confirm the structural model developed from results of the 2007 and early 2008 RAB exploration drill programs.  Using these sample results, 21,000 tons of mineralized material with an indicated grade greater that 2 g/t was sent to the crushing plant as part of the bulk sampling process.  Another 13,000 tons of mineralized material with grades averaging between 0.5 and 2 g/t was stockpiled near the bulk sample areas.  Due to lack of available funds in the fall, a hold was placed on the assaying of the head samples that were taken both from the end of the radial stacker at the end of the crushing circuit samples and also from the feed hopper where this same sample material was being fed into the gravity-based recovery plant.  Since all of the head assays have not yet been completed, it is not yet possible to generate a reconciliation between gold grades seen in the grid-based shallow RAB holes and the average grades of the material sampled.  This work is expected to be completed following the receipt of additional funding.

To complement the bulk sampling program, which was wound down in mid-October 2008 due to the onset of freezing temperatures, Freegold built its own gold processing circuit in 2007/2008. This plant, capable of processing up to 1,200 tons of material per day, is completely portable and is capable of recovering gold using chemical-free gravity concentration.  The plant is completely stand-alone and includes a primary impact and secondary cone crushing plant capable of producing up to 250 tons per hour of minus ¼” material, three small ball mills to grind the material, followed by a gold collection circuit comprised of four varying sized Knelson concentrators.  The plant is completely independent of any power grid with its own 1.2 MW of portable diesel power generation and its own material loading capabilities.  Freegold commenced the shipment of gold concentrates from this seasonal processing operation in September to the Sunshine Refinery in Idaho. Gold recovery unfortunately was well below expectations due primarily to delays in the receipts of plant modification equipment which led to over-grinding of the sampled material, and the 400 ounces of gold recovered was only able to cover a small portion of the bulk sampling costs.  Since this plant has been designed for quick dismantling and ease of transport, Freegold is considering the possibility of a sale of the plant, and is also investigating other projects where the plant can be transported for year-round operation among its alternatives.

With our systematic exploration programs of RAB drilling (with holes spaced 20 feet apart to depths of 75 feet, and also on 10 x 10 foot spacing for grade control and confirmation of veins and shears) and core drilling, the Company has now identified multiple areas of bulk mineable gold mineralization from which numerous bulk samples totaling in excess of 50,000 tons have been extracted.  Freegold has commenced the modeling of all of its trenching, drilling and partial bulk sampling results, and is in the process of digitizing its geological mapping work.  Based on this work, and on the continuity of mineralization seen in the drill fences across the Cleary Hill mine area, the Company believes that subject to receipt of additional funding it will be able to generate an initial 43-101 compliant resource on the property.   A variety of drill patterns, including 10 foot x 10 foot shallow grid drilling over the areas which were subsequently bulk sampled, combined with the results of the bulk sampling program, should enable the Company to determine an optimal drill spacing for future resource delineation.

Detailed exploration conducted to date covers only a small portion of the 7 mile wide property.  The balance of the property contains numerous old mines, veins and shears that have not been systematically explored, including areas with a greater density of identified gold-bearing veins and shear zones than exists in the Cleary Hill area.   An airborne geophysical survey over the entire property in 2007 also suggests that there are numerous other areas on the property that are prospective for hosting gold mineralization.

Almaden Gold Project, Idaho

Freegold re-activated this project in 2006 and is currently in the process of expanding the known gold mineralization as well as the newly discovered molybdenum mineralization at its Almaden gold project.  Located 12 miles east of Weiser, Idaho, this 2,980-acre property is within one mile of paved road and in close proximity (six miles) to Idaho Power’s transmission lines.  Freegold acquired its initial interest in this project in 1995, and increased its interest to 60% by completing a feasibility study in 1997.  The 1997 study by Watts, Griffis and McOuat Limited is referenced in a report prepared in accordance with National Instrument 43-101 that was filed on SEDAR on March 15, 2006.  The historic WGM 1997 study contemplated a 22,500-ton per day open-pit, heap leach operation producing an average of 95,000 ounces of gold per year at an overall 0.6 to 1 strip ratio.  In 2001, Freegold purchased the remaining 40% interest and now controls 100% of this project, subject to the underlying lease and royalty agreements.

Almaden is a classic hot spring epithermal gold deposit.  Gold mineralization occurs as a flat lying, tabular deposit dispersed beneath a thin impermeable opalite cap rock.  There are two known zones of mineralization on the Almaden property: the Main Zone, and a smaller North Zone.  Combined, these zones are roughly one mile in length, and gold mineralization extends from surface down to a currently known depth of 600 feet.  Freegold’s 43-101 report contained an independent resource calculation showing 515,834 ounces in the Indicated category (24,778,000 tons grading 0.021 oz/ton) and 359,802 ounces in the Inferred category (19,989,000 tons grading 0.018 oz/ton).  This 2006 gold resource calculation at Almaden was defined by 677 drill holes (88% of which are less than 100 feet apart), with homogeneous mineralization exhibiting good continuity.

Freegold commenced a new drill program in July 2006 which ran until the end of 2007.  One core rig and one reverse circulation rig drilled a total of 53,000 feet in 145 new holes during this period.  This new drilling has successfully delineated depth extensions in the south, central and north-east sections of the Main Zone, with drilling within the area of the main feeder fault consistently extending mineralization an additional 150 to 300 feet below the 200-foot depth that was previously identified in shallow drilling.  The drilling also indicates that the southern end of the Main Zone remains open for expansion, as does an area to the north west of the Main Zone, where resource grade mineralization was intersected within the Stinking Water basin.  The new drilling has also intersected significant quantities of molybdenum that appears to be distributed fairly uniformly in the northern parts of the Main Zone and in the North Zone.  Historically, none of the holes drilled by any Project operators prior to Freegold were assayed for molybdenum.  The Company is still evaluating the significance of these molybdenum occurrences in relation to the genesis and configuration of the gold mineralization.

Our work on the 100% controlled Almaden project this year has focused on further quantification of the  gold resource through refinements to our geologic model, and on defining other targets and associated minerals that have potential to add value to the project.  Work on the Company’s National Instrument 43-101 report by Mine Development Associates was nearing completion last fall when work was stopped pending the receipt of additional financing.   With the aid of the additional drilling and geological work, management is expecting that the majority of these ounces will be upgraded to the measured and indicated category.  Publication of the updated 43-101 resource is expected shortly after and subject to the receipt of additional funding.

The identification of molybdenum as an associated mineral in this deposit is also an important discovery for us, as none of the previous 741 holes drilled by prior operators were assayed for molybdenum.  Preliminary work has shown that the majority of the molybdenum in the deposit is in the oxided form, and initial metallurgical test-work has shown that it may be possible to extract both gold and molybdenum in the future using the same process flow-sheet.  Following the release of the new resources, future work will focus on continuing to extend open areas of gold and molybdenum mineralization, on completing follow-up metallurgical testing to refine process design for both gold and molybdenum, and to commence preliminary studies aimed at determining the optimal economic manner (heap leach or mill) in which to develop the deposit.

Considerable work has also been undertaken during the year in further defining targets for bonanza-grade gold mineralization in the feeder zones under the lower grade surface mineralization.  Almaden shares numerous similarities with other mines in northern Nevada where high grade gold veins have been found and mined below the disseminated, lower grade surface mineralization. In order to better understand the potential of our deposit at depth, two independent consultants were engaged earlier in the year that have considerable expertise in the discovery and evaluation of epithermal gold deposit.  Both consultants have concluded that there is significant evidence to suggest that conditions may have been favourable for the deposition of bonanza grade gold in the well defined feeder zones at depth, and that drill testing of the feeder structures along their projected dips is warranted.

Rob Project, Alaska

Acquired in 2002, Rob is the latest project in the Company’s portfolio to undergo a new re-evaluation. Since acquiring the project, Freegold conducted limited reconnaissance work on this 106-claim property, confirming the presence of high-grade gold mineralization from various large soil anomaly locations originally identified by the WGM/Sumitomo exploration team in the early 1990’s.  This team was also responsible for the discovery of the nearby Pogo deposit, a 5.6 million oz gold deposit that is hosted in the same intrusive and metamorphic rocks, and on the flank of the same 18 mile long intrusive dome that hosts the Rob gold mineralization.  Interest in the Goodpaster district, which hosts the Rob property, has picked up considerably with the commencement of production at the Pogo mine in 2006, scheduled to be the largest gold mine in the State with annual production ranging from 350,000 to 450,000 oz/year.

In October 2007, Freegold announced the results of its first 17 diamond drill holes on the property.  A total of 3,514 feet were drilled in the Grey Lead and O'Reely vein prospects following the receipt of significant gold assays from a limited surface sampling program.  Although drilling within the O'Reely vein did not intersect the multi-ounce values sampled at surface, 7 holes within the Grey Lead vein consistently intersected thick intervals of high-grade gold mineralization that exhibit geological and geochemical characteristics very similar to those seen at the Pogo gold mine.  True width drill intercepts included a 13.5 foot interval averaging 20.1 g/t and 13 foot interval averaging 29.0 g/t.

Freegold was again active on the Rob property this season, with work focusing on drill testing the strike extension of high-grade Pogo-style veins intersected in last year’s program, and on identifying new targets with ground geophysics and sampling.  This year’s drill program consisted of twelve new holes from six different pad locations, aimed at extending the strike of this vein.  Assays received from the holes have continued to return good intervals including 7.9 feet @ 62 g/t gold, and 7.4 feet @ 35 g/t.  As the Pogo mine is comprised of three principal stacked veins, the discovery and tracing of two additional veins running parallel to Grey Lead (both of which have returned grab samples up to 18 g/t and 75 g/t, and both of which have been traced over 850 feet at surface) was encouraging.  Further work was also conducted on the eastern side of the property at the Michigan prospect, where prospecting and sampling has now traced a large intrusive hosted stock-work vein system over an approximate 3,500 foot by 2,500 foot area (with surface grab samples as high as 699, 175 and 121 g/t gold).

Vinasale Gold Project, Alaska

On March 2, 2007, Freegold announced the signing of an Exploration with Option to Lease agreement on the Vinasale gold project. Vinasale is located 16 air miles south of McGrath, Alaska in a north trending belt of igneous intrusion-related deposits that includes the 33 million oz Donlin Creek deposit and the Nixon Fork gold mine. The property is under option from Doyon, Limited an Alaskan native regional corporation, which holds 100% of the property.

Significant gold mineralization was first discovered at Vinasale by Central Alaska Gold Company (CAGC) in 1990. Subsequent drilling by CAGC and then joint venture partner Placer Dome established an initial gold resource of 614,000 oz (10.4 million tons @ 0.057 oz/ton). While the gold mineralization was found to be refractory, metallurgical testing showed that up to 95% of the gold reported to the flotation concentrate, thereby considerably reducing the volume of material that would need to be processed in order to recover the gold. The property was subsequently optioned by ASA Montague in 1994 and additional soil sampling, followed by limited in-fill and expansion drilling was successful in further increasing the gold resource to 920,000 oz (18.04 million tons @ 0.051 oz/ton) based on the 36 holes that had been drilled into the Central Zone. (Note that these resource figures are historical in nature and are provided for informational purposes only. They are not 43-101 compliant, and as such should not be relied upon.) Previous wide-spaced drilling northeast and southeast of the Central Zone indicates these areas may have potential for resource expansion while previous limited reconnaissance work has indicated that additional gold mineralization exists on the property outside the area known to contain resources.

Freegold's exploration program in September 2007 was focused on evaluating the large land package surrounding the deposit, where limited systematic work has been conducted in the past. Freegold's reconnaissance efforts on the property in 2007 included a stream, soil and rock sampling program. This program was followed up with a 1,788 line kilometre high resolution EM and Magnetic airborne geophysical survey.  While new areas of gold mineralization were detected in this regional program, the focus of exploration in 2008 was directed towards mapping, sampling and geophysics aimed at expanding the known extent of the gold mineralization within the Central Zone.  This summer’s geophysical program consisted of an induced polarization (IP) survey on areas north and north-east of the Central Zone. The preliminary results of this geophysical survey indicate that the anomaly associated with the Central Zone, although weaker, continues to the north and the north-east, where there is thought to be potential to expand the known resources.

The Qualified Person with respect to scientific and technical information contained herein is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited, who has reviewed and approved the contents of this information.

Selected annual information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Freegold for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and related notes.

	Years Ended December 31, (audited)
	2008	2007	2006
Total revenues	$35,292	$259,063	$126,882
General and administrative expenses - cash	1,208,428	1,358,287	1,142,747
General and administrative expenses – stock compensation	1,641,021	1,388,088	367,918
Mineral property costs	9,934,434	8,169,365	3,310,465
Loss before extraordinary items ➢ In total ➢ Basic and diluted loss per share	(2,849,449) (0.04)	(2,746,375) (0.05)	(1,510,665) (0.04)
Loss before income taxes ➢ In total ➢ Basic and diluted loss per share	(5,165,861) (0.08)	(4,384,463) (0.08)	(1,772,633) (0.05)
Totals assets	$31,645,153	$23,722,900	$12,381,233
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

			For the Quarters Ended (unaudited)
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
	2008	2008	2008	2008	2007	2007	2007	2007
Total revenues	$112	$2,670	$19,486	$13,024	$84,171	$22,462	$37,144	$115,286
Net loss – before tax	1,673,797	1,352,727	849,291	1,290,046	1,646,304	2,182,190	281,983	273,986
Net loss per share	0.02	0.02	0.01	0.02	0.02	0.04	0.01	0.01
Total assets	31,645,153	29,537,893	24,787,497	23,998,295	23,722,900	20,565,891	21,245,193	14,244,958

Results of operations

The year ended December 31, 2008 resulted in a net loss of $5,165,861 which compares with a loss of $4,384,463 for the same period in 2007.  General and administrative expenses for the year ended December 31, 2008 were $2,849,449, an increase of $103,074 over the same period in 2007.  The loss is mainly attributable to $1,641,021 (2007: $1,388,088) in non-cash stock-based compensation expenses that were charged upon the granting of long-term incentive stock options and performance shares.

During the year, 2,660,000 stock options were granted under a graded vesting schedule.  The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $1,810,885 for the year ended December 31, 2008 (2007: $572,112). $1,128,191 of this amount was allocated as stock-based compensation expense and $682,694 has been allocated to mineral properties in proportion to management’s or consultant’s time spent on specific projects.  Stock-based compensation for performance shares issued was $512,832 for the year ended December 31, 2008 (2007: $815,976).

Professional fees of $236,798 (2007: $87,936) were recorded as additional legal expenses were incurred during the year to assist in the preparation of various equipment and bridge loan documents. Interest costs of $721,494 were incurred mainly due to the interest on the US$5,791,000 loan which included a 4% loan fee of $165,720 and $188,290 non cash expense associated with the value of the loan warrants.

Amortization for office equipment of $19,161 for the year ended December 31, 2008 (2007:$12,874) was recorded.  Mining equipment amortization of $453,968 (2007: $161,088) was attributed to $2,344,942 in mining equipment that was obtained for the Golden Summit project in Alaska.

A foreign exchange loss of $1,173,327 was recorded on US$5,791,000 in loans that are payable in US funds. This resulted as the US dollar became stronger relative to the Canadian dollar.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, advertising, news releases, distribution fees and marketing materials, cost $233,051 for the year ended December 31, 2008, a decrease of $15,381 over the same period in 2007. In April, a part-time consultant was hired to assist with investor relations.

Travel costs of $92,375 (2007: $144,981) decreased as fewer trips were taken for promotional purposes and as a general cost cutting measure.  Consulting fees of $37,591 (2007: $167,383) were also reduced as the Company curtailed the services of outside consultants in order to conserve cash.

Transfer and filing fees of $118,248 (2007: $45,751) increased due to the additional expenses incurred during the year to assist in the preparation of various equipment and bridge loan documents.

All other general and administrative costs were relatively the same when compared to the previous year.

A capital loss of $2,913 was realized on the sale of investments in 2008 as compared to a capital gain of $151,687 over the same period in 2007.  Interest income of $35,292 was also earned in 2008, which was less than the $107,376 earned in 2007 as the Company had less funds on deposit and earned lower rates during the current year.

During the year ended December 31, 2008, the Company incurred mineral property deferred exploration costs of $9,304,985.  Of the deferred exploration costs, $528,330 was incurred to review and update previous engineering and resource work and $124,365 was incurred for assays on the Almaden project in Idaho. $6,522,559 was incurred on the Golden Summit project in Alaska of which $1,770,428 was for drilling and assays and $3,483,347 was for bulk sampling/plant commissioning and infrastructure.  Gold proceeds of $306,143 were taken as a credit against Golden Summit expenditures.  $1,566,629 was incurred in mapping, geophysics and drilling on the Rob project in Alaska, and $408,925 was incurred on the Vinasale Alaska project.

Mineral property acquisition costs of $629,449 were also incurred which included $98,359 for the Almaden Idaho project, $72,100 for the Vinasale Alaska project, $52,500 in cash and $305,000 in shares for the Rob Alaska project and $101,490 for the Golden Summit Alaska project.

Fourth quarter results

The fourth quarter ended December 31, 2008 resulted in a loss of $1,673,797 which was lower than the loss  of $1,646,304 incurred in the comparative quarter ended December 31, 2007.  Most of the decrease can be attributable to $247,199 for the write-off of mineral properties in the prior year.

Interest on the US$5,791,000 loan amounted to $389,558 during the quarter. Warrants with a value of $188,290 were issued along with the short term loans and are included in interest, bank charges and loan arrangement fee.

Mining equipment amortization of $128,899 for the three month period ended December 31, 2008 was attributed to $2,344,943 in mining equipment that was obtained for the Golden Summit project in Alaska.

A foreign exchange loss of $968,867 was recorded on US$5,791,000 in loans that are payable in US funds. This resulted as the US dollar became stronger relative to the Canadian dollar.

All other quarterly expenses are consistent with the discussion of the year-to-date loss in the previous paragraph and elsewhere in this interim MD&A.

The Company issued no shares during the fourth quarter of 2008.

Liquidity and capital resources

At December 31, 2008, the Company’s working capital, defined as current assets less current liabilities, was a deficit of $10,259,582 compared to a surplus of $4,124,121 at December 31, 2007.  Short term loans that have a maturity date of July 15, 2009 comprises $4,953,503 and the convertible loan comprises $2,200,996 of this deficit. The Company has trade payables of $3,138,724 and is trying to settle the majority of this amount by way of shares for debt.  During 2008, 554,500 options were exercised for proceeds of $262,260 and 628,786 performance shares issued for $6,288.

The Company had 64,226,593 issued and outstanding shares at December 31, 2008.

During the year, a US $1,791,000 convertible loan was obtained secured against bulk sampling related equipment at Golden Summit and against private property that was purchased in January 2008 adjacent to the Golden Summit property.  The loan has a term of 2 years, with the lenders having the right to accelerate the maturity of the facility any time after the first anniversary of the closing, should the Company raise additional debt, equity or receive asset sales aggregating $3 million or more. The lenders also have the right during the term to convert the outstanding principal, in whole or in part, into the Company’s common shares at a conversion price of US $1.23/share. The interest rate for the loan is 4% per annum, payable quarterly. No fees were paid in relation to the closing or arrangement of this facility.

Subsequent to year end, the Company breached certain covenants under the convertible loan agreement, and the loan is currently in a default situation.  The lenders have not provided the Company with any default notice, and the Company is in negotiations with the lenders for certain waivers and interest payment extensions to allow the Company to maintain the original May 30, 2010 maturity date.

On July 31, 2008 the Company secured a US $2 million short term loan financing and on August 22, 2008, the Company received from a second lender an additional US $2 million short term loan, bringing total short term loan proceeds to US $4 million.

The first US $2 million bridge loan facility had a maturity date of January 15, 2009. Terms for this facility include an annual interest rate of 12.5% payable monthly, a cash closing fee, and 350,000 warrants to the lenders to purchase common stock of the Company for a two year period at a price of $0.66 per share. The lenders have the right to put the warrants back to the Company one year after closing of the bridge for value of $100,000.  The second US$2 million loan had the identical terms, except the strike price of the warrants is at $0.55 per share.  The loans can be prepaid at any time, and all proceeds generated from subsequent financings must be used to repay the loans.

On January 14, 2009, the bridge lenders agreed to extend the maturity of their loans to February, 10, 2009. As consideration of this extension, the exercise price of the 350,000 warrants each lender received at the time the bridge loans were advanced was reduced from $0.66 and $0.55 respectively to $0.30, and the Company issued each lender an additional 250,000 common shares.

On February 23, 2009, the bridge lenders agreed to further extend the maturity date of their loans to July 15, 2009. As consideration of these extensions, the interest rate on the two loans was increased from 12.5% to 15.0%, and the lenders received extension fees consisting of 720,000 common shares of the Company and 1,000,000 warrants to purchase common stock of the Company for a two year period.  Of the 1,000,000 warrants, the senior lender was issued 500,000 warrants at a price of C $0.17/share after providing the Company with an additional US$200,000 that was added to the principal of the extended short term loan, while the subordinated lender was issued 500,000 warrants at a price of C $0.25/share.  A cash fee equal to 3% of loan principal is also payable upon the earlier of the receipt of new financing or March 31, 2009.

The Company is in a difficult financial condition, and over the past three months the Company has only been able to meet critical payments to keep its portfolio of exploration properties in good standing, and to meet other minimum sustaining requirements through the recent advances made by its senior bridge lender.  Freegold continues to pursue a number of alternatives in order to satisfy its various debt obligations and to provide additional working capital to the Company.  These include ongoing discussions with parties that have expressed an interest in the possible purchase of individual projects and in the possibility of business combinations. Vendors who are owed project-related payables have been working with the Company as it seeks alternative financing, and discussions have commenced with vendors representing the majority of the outstanding accounts payable debt regarding an exchange of debt for common shares of the Company.  While management is hopeful that one, or a combination of these alternatives, will address the Company’s current financial situation and provide additional working capital, there can be no assurances that the Company will be successful in its efforts (see “Risks and Uncertainties” below for a discussion of associated risk factors).

Contractual commitments

The Company is committed under operating leases, for its office premises in Vancouver and Idaho.

Fiscal year ended Dec. 31,	2009	2010	2011	Thereafter

Office lease - Vancouver	$21,667	-	-	-
Office lease - Idaho	$14,310	-	-	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 1 to the consolidated financial statements for the year ended December 31, 2008.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, amortization, determination of net recoverable value of assets, determination of fair value on, taxes, contingencies and stock-based compensation.

Change in accounting policies

Accounting Changes

Effective January 1, 2008, the Company adopted the revised Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1506, “Accounting Changes”, which requires that a voluntary change in accounting policy can be made only if the changes result in more reliable and relevant information and are accompanied with disclosures of prior period amounts and justification of the changes.  The section also requires that the nature and amount of material changes in estimates be disclosed.  The Company has not made any voluntary change in accounting policies or significant changes in estimates that are not otherwise disclosed since the adoption of the revised section.

Going Concern

Effective January 1, 2008, the Company adopted changes to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”.  Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  Management shall make an assessment of an entity’s ability to continue as a going concern.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.

Capital Disclosures

Effective January 1, 2008, the Company adopted the new CICA Handbook Section 1535, “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the Company’s objectives, policies and procedures for managing capital.  The main features of the new section are as follows:

Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;

- A requirement for an entity to disclose quantitative data about what it regards as capital; and

- A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Financial Instruments – Disclosure and Presentation

Effective January 1, 2008, the Company adopted the new CICA Handbook Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

NEW ACCOUNTING PRONOUNCEMENTS

The CICA issued CICA Handbook Section 3064 “Goodwill and Other Intangible Assets” which the Company will adopt, effective 1 December 2008.  The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure.  Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. Management is currently assessing the impact of these new accounting standards on its financial statements.

Future Changes in Accounting Policies

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Financial instruments and other instruments

Freegold’s financial instruments consist of cash and cash equivalents, term deposits, accounts and advances receivable, available-for-sale investments, accounts payable, accrued liabilities, secured loans and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that Freegold is exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its U.S. properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures are negatively impacted by increases in the U.S. versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at March 30, 2009, there were 65,446,593 outstanding common shares compared to 62,543,307 outstanding shares at December 31, 2007.  The increase reflects the issuance of 628,786 performance shares, 554,500 shares on the exercise of options, 500,000 for the Rob mineral property. Subsequent to year end, 1,220,000 shares were issued to lenders for loan extension fees.

As at March 30, 2009, there were 4,450,000 warrants outstanding which include 1,000,000 warrants issued  subsequent to year end to our lenders.

	Number	Price per Share	Expiry Date
	2,750,000	$1.60	26 June 2009
	350,000	$0.30	31 July 2010
	350,000	$0.30	22 August 2010
	500,000	$0.25	10 February 2011
	500,000	$0.17	26 February 2011
Total	4,450,000

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Note 8d to the consolidated financial statements to December 31, 2008.

Number Outstanding 31 December 2007	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 December 2008	Exercise Price Per Share	Expiry Date
820,000	-	(524,500)	-	(295,500)	-	$0.48	10 September 2008
310,000	-	-	-	-	310,000	$0.40/$0.50	5 November 2009
500,000	-	-	-	-	500,000	$0.20	30 September 2010
320,000	-	(30,000)	-	-	290,000	$0.35	13 March 2011
80,000	-	-	-	-	80,000	$0.50	17 July 2011
100,000	-	-	-	-	100,000	$0.50	21 September 2011
350,000	-	-	-	-	350,000	$0.50	11 January 2012
400,000	-	-	-	-	400,000	$0.75	25 January 2010
40,000	-	-	-	-	40,000	$1.20	4 June 2010
25,000	-	-	-	-	25,000	$1.50	13 July 2012
40,000	-	-	-	-	40,000	$1.71	16 October 2012
150,000	-	-	-	-	150,000	$2.10	1 November 2012
-	100,000	-	-	-	100,000	$1.50	8 February 2013
-	2,410,000	-	(125,000)	-	2,285,000	$1.42	21 February 2013
-	150,000	-	-	-	150,000	$1.42	10 April 2010
3,135,000	2,660,000	(554,500)	(125,000)	(295,500)	4,820,000

Related party transactions

The related party transactions during the year ended December 31, 2008, which occurred in the normal course of operations and were measured at the exchange amount (the amount of consideration established and agreed to by the related parties), were as follows:

-

Each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting.  The Chairman is entitled to receive an additional $833 per month.  During the year, the Company paid/accrued $50,500 (2007: $27,500) to directors. As at December 31, 2008, amounts due to related parties consists of $35,761 (2007: $10,000) owing to directors and officers.

-

During the year, the Company paid/accrued $125,588 (2007: $150,680) for engineering and consulting fees to a company controlled by the Vice-President of Project Development. As at December 31, 2008, $21,603 is included in due to related parties.

-

During the year, the Company paid/accrued $59,166 (2007: $35,500) for professional fees to a company controlled by the Chief Financial Officer.  As at December 31, 2008, $23,125 is included in due to related parties.

-

During the year, legal fees of $65,424 (2007: Nil) were paid/accrued to a law firm of which a Company director is a partner.  As at December 31, 2008, $39,964 is included in due to related parties.

-

During the year, the Company secured a US$2 million short term loan from a company with a director in common.  As at December 31, 2008, Cdn $2,472,923 is owing.

Disclosure controls and internal controls over financial reporting

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD & A and the related consolidated financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.  The Company’s CEO and CFO have evaluated and are satisfied with the effectiveness of these disclosure controls and procedures for the year ending December 31, 2008.

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting (ICFR), and confirm that there were no changes in these controls that occurred during the most recent period ended December 31, 2008 which materially affected, or are reasonably likely to materially affect the Company’s ICFR.

Risks and uncertainties

The Company believes that the following items represent significant areas for consideration.

Cash Flows and Additional Funding Requirements

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its properties. The sources of funds currently available to the Company include, raising equity or debt capital, or offering an interest in its projects to another party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its properties or prospects.

Industry

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of mineral commodities.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

Foreign Political Risk

The Company’s material property interests are currently located in the United States. A significant portion of the Company’s interests are exposed to various degrees of political, economic and other risks and uncertainties. The Company’s operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Government Laws, Regulation & Permitting

Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to all of the properties for which it holds mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an increased interest in certain of its properties. To earn its 100% this increased interest in each property, the Company is required to make certain cash payments. If the Company fails to make these payments, the Company may lose its right to such properties and forfeit any funds expended to such time.

Estimates of Mineral Resources

The mineral resource estimates used by the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares.

Foreign Currency Risk

A substantial portion of the Company’s expenses and loans are now, and are expected to continue to be incurred in United States currency. The Company’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Fluctuations in the exchange rate between the Canadian dollar and United States dollar may have a material effect on the Company’s business, financial condition and results of operations and could result in downward price pressure for the Company’s products in or losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Outlook

As of December 31, 2008, the Company had a working capital deficit of $10,259,582. The Company is in a difficult financial condition, and over the past three months the Company has only been able to meet critical payments to keep its portfolio of exploration properties in good standing, and to meet other minimum sustaining requirements through a recent advance made by its senior bridge lender.  Subsequent to year end, the Company’s bridge lenders also provided it with a number of extensions, with the loan amounts for this US $4.3 million now due on July 15, 2009.   Subsequent to year end, the Company also breached certain covenants under a US $1.79 million convertible loan agreement, and the loan is currently in a default situation.  The lenders of this convertible facility have not provided the Company with any default notice to date, and the Company is in negotiations with these lenders for certain waivers and interest payment extensions to allow the Company to maintain the original May 30, 2010 maturity date.

Freegold continues to pursue a number of alternatives in order to satisfy its various debt obligations and to provide additional working capital to the Company.  These include ongoing discussions with parties that have expressed an interest in the possible purchase of individual projects and in the possibility of business combinations. Vendors who are owed project-related payables have been working with the Company as it seeks alternative financing, and discussions have commenced with vendors representing the majority of the outstanding accounts payable debt regarding an exchange of debt for common shares of the Company.  While management is hopeful that one, or a combination of these alternatives, will address the Company’s current financial situation and provide additional working capital, there can be no assurances that the Company will be successful in its efforts

Approval

The Board of Directors of Freegold has approved the disclosure contained in this annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it.